Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

Alexander & Baldwin, Inc. (“A&B”) is incorporated in the State of Hawaii. The rights of shareholders of A&B generally will be governed by Hawaii law and A&B’s articles of incorporation and bylaws, as each may be amended from time to time.

The following is a summary of certain material information concerning A&B’s capital stock, including certain provisions of A&B’s articles of incorporation and bylaws and certain provisions of Hawaii law. This summary does not purport to be a complete description of the terms of A&B’s capital stock and is subject to and qualified in its entirety by reference to A&B’s articles of incorporation and bylaws and the relevant provisions of Hawaii law. A&B’s articles of incorporation and bylaws are each subject to amendment in accordance with their terms.

As used herein, unless otherwise expressly stated or the context otherwise requires, the terms “we,” “our,” “us” and other first person declarations refer to A&B.

Authorized Capital

A&B’s articles of incorporation authorize A&B to issue up to 225,000,000 shares of common stock, without par value, and 22,500,000 shares of preferred stock, without par value.

Common Stock

Dividends and Distributions. The holders of outstanding shares of A&B common stock will be entitled to ratably receive dividends and other distributions out of assets legally available at times and in amounts as the board of directors of A&B may determine from time to time, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends.

Liquidation Rights. If A&B is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of A&B’s common stock are entitled to share ratably in all assets of A&B available for distribution to A&B’s shareholders, after payment or provision for payment of A&B’s debts and other liabilities and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

Voting Rights. Holders of A&B common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There are no cumulative voting rights. Shareholders entitled to vote at a meeting of shareholders may vote by proxy.

Other. No shares of A&B common stock are subject to redemption or have preemptive rights to purchase additional shares of A&B common stock or any other class of A&B securities. There are no subscription rights, conversion rights or sinking fund provisions applicable to A&B common stock.

Preferred Stock

The A&B board of directors has the authority, without action by the shareholders of A&B, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges (including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences) of each series of preferred stock, which may be greater than or senior to the rights of holders of shares of A&B common stock. It is not possible to state the actual effect of the issuance of any shares of A&B preferred stock upon the rights of holders of A&B common stock until the A&B board of directors determines the specific rights of the holders of A&B preferred stock. However, the effects of the issuance of any shares of A&B preferred stock upon the rights of holders of A&B common stock might include, among other things:

•	restricting dividends on A&B common stock;

•	diluting the voting power of A&B common stock;

•	impairing the liquidation rights of A&B common stock; and

•	delaying or preventing a change in control without further action by A&B’s shareholders.

Restrictions on Ownership and Transfer

To qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% of the value of the outstanding shares of A&B capital stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made). In addition, A&B capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). To satisfy these and other requirements, A&B’s articles of incorporation contain standard REIT provisions limiting the ownership and restricting the transfer of shares of A&B capital stock.

The relevant sections of A&B’s articles of incorporation provide that, subject to the exceptions and the constructive ownership rules described below, no “person” (as defined in A&B’s articles of incorporation) may beneficially or constructively own, or be deemed to beneficially or constructively own by virtue of the attribution rules in the Code, more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of A&B common stock (which restriction we refer to as the “common stock ownership limit”), or 9.8% in aggregate value of the outstanding shares of all classes and series of A&B capital stock, including A&B common stock and preferred stock (which restriction we refer to as the “aggregate stock ownership limit”). We refer to these restrictions together as the “ownership limits.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of A&B’s outstanding capital stock or less than 9.8% in value or number of shares of A&B’s outstanding shares of common stock (including through the acquisition of an interest in an entity that owns, actually or constructively, A&B common stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% in value of A&B’s outstanding capital stock or 9.8% in value or number of shares of A&B’s outstanding shares of common stock. The number and value of A&B’s outstanding shares of capital stock (or any class or series thereof) beneficially or constructively owned by any individual or entity shall be determined by the board of directors, whose determination shall be binding and conclusive.

In addition to the ownership limits described above, A&B’s articles of incorporation prohibit any person from (i) beneficially or constructively owning shares of A&B capital stock that would result in our being “closely held” under section 856(h) of the Code; (ii) transferring shares of A&B capital stock if such transfer would result in shares of A&B capital stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); (iii) beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in section 856(d)(2)(B) of the Code) in a tenant of our real property; (iv) beneficially or constructively owning shares of A&B capital stock if such ownership would result in our failing to qualify as a REIT; and (v) beneficially or constructively owning shares of stock to the extent such beneficial ownership of stock would result in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of section 897(h) of the Code.

The foregoing provisions on transferability and ownership will not apply if the board of directors determines that it is no longer in our best interests to qualify as a REIT.

The A&B board of directors may, in its sole discretion, exempt a person from the ownership limits and certain other limits on the ownership of A&B capital stock described above, and may establish a different limit on ownership for any such person. However, the board of directors may not exempt any person whose ownership of outstanding stock in violation of these limits would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption or a different limit on ownership, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of A&B capital stock will not jeopardize our ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings (or other action that is contrary to the ownership limits or the other limits on ownership of A&B capital stock described above) will result in the shares of capital stock being automatically transferred to a trust as described below. As a condition of its waiver, the board of directors may require an opinion of counsel or Internal Revenue Service ruling satisfactory to the board of directors with respect to our qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the exemption or a different limit on ownership.

In connection with the waiver of the ownership limits or at any other time, the A&B board of directors may, in its sole discretion, from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase and under certain assumptions stated in A&B’s articles of incorporation, result in us being “closely held” within the meaning of section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of the total outstanding shares of A&B common stock or of the total outstanding shares of all classes and series of A&B capital stock, as applicable, is in excess of such decreased ownership limits until such time as such person’s percentage of total outstanding shares of A&B common stock or of the total outstanding shares of all classes and series of A&B capital stock, as applicable, equals or falls below the decreased ownership limits. However, any further acquisition of shares of A&B common stock or capital stock, as applicable, in excess of such percentage ownership of the total outstanding shares of A&B common stock or of the total outstanding shares of all classes and series of A&B capital stock would be in violation of the ownership limits.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of A&B capital stock that will or may violate the foregoing restrictions on transferability and ownership will be required to give notice to us immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide us with such other information as we may request to determine the effect, if any, of such transfer on our qualification as a REIT and to ensure compliance with the ownership limits.

Pursuant to A&B’s articles of incorporation, if there is any purported transfer of A&B capital stock or other event or change of circumstances that, if effective or otherwise, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of a designated charitable beneficiary, except that any transfer that results in the violation of the restriction relating to A&B capital stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event or change of circumstances that requires the transfer to the trust. We refer below to the person that would have owned the shares if they had not been transferred to the trust as the “purported transferee.” No purported transferee shall acquire any rights in such shares, and any dividend or other distribution paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand. A&B’s articles of incorporation also provide for adjustments to the entitlement to receive extraordinary dividends and other distributions as between the purported transferee and the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in A&B’s articles of incorporation, then the transfer of the excess shares will be automatically void and of no force or effect.

Shares of A&B capital stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (for example, in the case of a gift, devise or other such transaction), the market price at the time of such event and (ii) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of A&B capital stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary of the trust in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee prior to our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary, and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as reasonably practicable (and, if the shares are listed on a national securities exchange, within 20 days) after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity who could own the shares without violating the restrictions described above. Upon such a sale, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares at the time of the event causing the shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee before our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions held by the trustee with respect to such stock.

In addition, if prior to discovery by us that shares of A&B capital stock have been transferred to a trust as provided above, such shares of stock are sold by a purported transferee, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive as described above, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

The trustee will be indemnified by us or from the proceeds of sales of stock in the trust for its costs and expenses reasonably incurred in connection with conducting its duties and satisfying its obligations under A&B’s articles of incorporation. The trustee also will be entitled to reasonable compensation for services provided as determined by agreement between the trustee and A&B, which compensation may be funded by us or the trust. If we pay any such indemnification or compensation, we are entitled on a first priority basis (subject to the trustee’s indemnification and compensation rights) to be reimbursed from the trust. To the extent the trust funds any such indemnification or compensation, the amounts available for payment to a purported transferee (or the charitable beneficiary) would be reduced.

The trustee will be designated by us and must be unaffiliated with us and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares held in trust. Subject to the Hawaii Business Corporation Act (“HBCA”), effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion (i) to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken corporate action, then the trustee may not rescind and recast the vote.

In addition to the foregoing, if the A&B board of directors determines that a proposed or purported transfer would violate the restrictions on ownership and transfer of A&B capital stock set forth in A&B’s articles of incorporation, the board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such violation, including but not limited to, causing us to repurchase shares of A&B capital stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

All certificates representing shares of capital stock, if any, will bear legends describing the ownership limitations and transfer restrictions applicable to such shares. These ownership limitations and transfer restrictions could delay, deter or prevent a transaction or a change in control that might involve a premium price for A&B common stock or otherwise be in the best interests of the shareholders.

Within 30 days after the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated by the U.S. Department of the Treasury) of the outstanding shares of any class or series of A&B capital stock must, upon request, provide us written notice of the person’s name and address, the number of shares of each class and series of A&B capital stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide us with such additional information as we may request to determine the effect, if any, of such owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of A&B capital stock, and any person who is holding shares of A&B capital stock for a beneficial owner or constructive owner will, upon demand, be required to provide us with such information as we may request in good faith to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Anti-Takeover Effects

Certain Provisions of the A&B Organizational Documents

Certain provisions in A&B’s articles of incorporation and bylaws summarized below may have an anti-takeover effect and may delay, deter or prevent unsolicited acquisitions or changes of control of A&B, including transactions that might result in a premium being paid over the market price for shares of A&B common stock or that some shareholders might otherwise consider to be in their best interests.

Unanimous Shareholder Action by Written Consent; Special Meetings. Any action required or permitted to be taken by A&B’s shareholders must be effected at a duly called annual or special meeting of A&B’s shareholders or, as provided in Section 414-124 of the HBCA, by unanimous written consent in lieu of a meeting. Further, A&B’s bylaws provide that special meetings may be called only by (i) the Chairman of the board of directors, if appointed, the President or a majority of the directors then in office or (ii) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, if such holders sign, date and deliver to the Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The right of shareholders to call a special meeting is subject to certain procedural and informational requirements that are intended to facilitate A&B and A&B’s shareholders receiving basic information about the special meeting and to ensure, among other things, that the special meeting is not duplicative of matters that were or, in the near term, could be covered at an annual meeting.

Requirements for Advance Notification of Shareholder Nominations and Proposals. A&B’s bylaws require that advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of A&B’s shareholders must be given in the manner provided in A&B’s bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in A&B’s share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of A&B common stock. To be timely, notice generally must be received at the principal executive offices of A&B not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting. Notwithstanding the specific provisions of A&B’s bylaws, shareholders may request inclusion of proposals in A&B’s proxy statement pursuant to Rule 14(a)-8 under the Securities Exchange Act of 1934, as amended.

Removal of Directors; No Shareholder Ability to Fill Director Vacancies. A&B’s articles of incorporation provide that, subject to the rights of holders of any series of A&B preferred stock:

•	the number of directors shall be not less than three and not more than 12 and shall be set exclusively by a resolution of A&B’s board of directors;

•	a director may be removed from office by A&B’s shareholders only for cause; and

•	vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of A&B’s board of directors.

No Cumulative Voting. A&B’s bylaws provide that holders of shares of A&B common stock are not entitled to cumulate their votes in the election of directors.

Preferred Stock. As discussed above in “Preferred Stock,” A&B’s articles of incorporation authorize the A&B board of directors, without action by A&B’s shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges (including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences) of each series of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of A&B’s common shareholders.

REIT Ownership Limitations and Transfer Restrictions. As discussed above in “Restrictions on Ownership and Transfer,” A&B’s articles of incorporation contain certain standard provisions restricting the ownership or transfer of shares of A&B capital stock, which provisions are intended to facilitate compliance with certain REIT requirements. These ownership limitations and transfer restrictions could have the effect of delaying, deterring or preventing a change in control of A&B, as among other things, the restrictions prevent any person from beneficially or constructively owning more than 9.8%, by value or number of shares, whichever is more restrictive, of the outstanding shares of A&B common stock, or 9.8% in aggregate value of the outstanding shares of all classes and series of A&B capital stock, including A&B common stock and preferred stock.

Certain Provisions of the HBCA and Other Hawaii Statutes

As a Hawaii corporation, A&B is governed by the HBCA and more broadly the Hawaii Revised Statutes (the “HRS”). The provisions of the HRS summarized below may delay, deter or prevent unsolicited acquisitions or changes of control of A&B, including transactions that might result in a premium being paid over the market price for shares of A&B common stock or that some shareholders might otherwise consider to be in their best interests.

Control Share Acquisitions. Under Chapter 414E of the HRS, a person who proposes to make a “control share acquisition” in an “issuing public corporation” must obtain approval of the acquisition, in the manner specified in Chapter 414E of the HRS, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and must consummate the proposed control share acquisition within 180 days after shareholder approval. If a control share acquisition is made without the requisite shareholder approval, the statute provides that (i) the shares acquired may not be voted for a period of one year from the date of acquisition and (ii) the shares will be nontransferable on the corporation’s books for one year after acquisition and the corporation, during the one-year period, will have the right to call the shares for redemption either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ending prior to the date of the call for redemption.

Under Chapter 414E of the HRS, “control share acquisition” means, subject to specified exceptions, the acquisition of shares of an issuing public corporation resulting in beneficial ownership of the acquiring person of one of the following ranges of voting power in the election of directors:

•	At least ten percent but less than twenty percent;

•	At least twenty percent but less than thirty percent;

•	At least thirty percent but less than forty percent;

•	At least forty percent but less than a majority; or

•	At least a majority.

Acquisitions that are approved by resolution of the board of directors before the acquisition occurs and acquisitions that the board of directors of the of the issuing public corporation determines, by resolution before the acquisition occurs, is not a control share acquisition are not subject to the foregoing requirements.

An “issuing public corporation” means a corporation incorporated in the State of Hawaii that (i) has 100 or more shareholders and (ii) has its principal place of business or substantial assets located in the State of Hawaii.

Corporate Take-Overs. Chapter 417E of the HRS, the Hawaii Corporate Take-Overs Act (the “HCTA”), generally applies to “take-over offers” made to residents of the State of Hawaii, which includes all offers to acquire any equity securities of a target company from a Hawaii resident pursuant to a tender offer or request or invitation for tenders in cases where the offeror would become the beneficial owner of more than 10% of any class of equity securities of a target company, or where an offeror that already owns more than 10% of any class of equity securities of the target company, would increase its beneficial ownership by more than 5% (subject to certain exceptions). Under the HCTA, no offeror may acquire from any Hawaii resident equity securities of a target company at any time within two years following the last purchase of securities pursuant to a take-over offer with respect to the same class of securities, including but not limited to acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization or any other similar transaction, unless the holders of the equity securities are afforded, at the time of the acquisition, a reasonable opportunity to dispose of the securities to the offeror upon substantially equivalent terms as those provided in the earlier take-over offer. The HCTA requires that any person making a take-over offer file a registration statement with the Hawaii commissioner of securities and comply with certain other procedural requirements.

A “target company” is an issuer of publicly traded equity securities that is organized under the laws of the State of Hawaii or has at least 20% of its equity securities beneficially held by Hawaii residents and has substantial assets in Hawaii.

The HCTA does not apply if the offer has been approved in writing by the board of directors of the target company, if the offeror is the issuer of the securities, if the offeror does not acquire more than 2% of any class of equity securities of the issuer during the preceding 12 month period, or if the offer involves an exchange of securities that is registered or exempt from registration under the HCTA.

Consideration of Effects on Other Constituents. Section 414-221 of the HBCA provides that, in determining the best interests of the corporation, a director may consider, in the director’s discretion, the following factors, in addition to the interests of the corporation’s shareholders:

•	the interests of the corporation’s employees, customers, suppliers and creditors;

•	the economy of the State of Hawaii and the United States;

•	community and societal considerations, including, without limitation, the impact of any action upon the communities in or near which the corporation has offices or operations; and

•	the long-term as well as short-term interests of the corporation and its shareholders, including, without limitation, the possibility that these interests may be best served by the continued independence of the corporation.

Limitation of Liability of Directors

A&B’s articles of incorporation limit the liability of A&B’s directors in any action brought by shareholders for monetary damages to the fullest extent permitted by the HBCA, which permits a corporation to eliminate directors’ liability in such actions except for:

•	the amount of a financial benefit received by a director to which the director is not entitled;

•	an intentional infliction of harm on the corporation or its shareholders;

•	a violation of Section 414-223 of the HBCA, which relates to distributions to shareholders made in violation of the restrictions set forth in Section 414-111 of the HBCA or in a company’s articles of incorporation; or

•	an intentional violation of criminal law.

Indemnification of Directors and Officers

The indemnity provisions of A&B’s articles of incorporation require A&B to indemnify its directors and officers to the fullest extent permitted by law. Section 414-242 of the HBCA provides that a corporation may indemnify a director, who is a party to a proceeding because he or she is a director of the corporation, against liability incurred in the proceeding if:

•	(i) the individual conducted himself or herself in good faith, (ii) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and (B) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; or

•	the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party in his/her capacity as director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred thereby.

Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director, who is a party to a proceeding in his or her capacity as a director of the corporation, if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the HBCA, a director may apply to the court conducting the proceeding or to another court of competent jurisdiction for indemnification or an advance for expenses.

Furthermore, under Section 414-246 of the HBCA, indemnification may be made under Section 414-242 of the HBCA, described above, only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard. Such determination is to be made:

•	by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director’s judgment when voting on the decision being made;

•	by special legal counsel; or

•	by a majority vote of the shareholders.

Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer, who is a party to a proceeding because he or she is an officer of the corporation:

•	to the same extent as a director; and

•

if the person is an officer, but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for (i) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or (ii) liability arising out of conduct that constitutes (A) receipt by the officer of a financial benefit to which the officer is not entitled, (B) an intentional infliction of harm on the corporation or the shareholders or (C) an intentional violation of criminal law.

The above-described provision applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer. Furthermore, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

A&B maintains policies that insure the directors and officers of A&B and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for A&B common stock is Computershare Shareowner Services LLC.